UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934.

FIRST BANCORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

7.125% Noncumulative Perpetual Monthly Income Preferred Stock, Series A	318672201
8.35% Noncumulative Perpetual Monthly Income Preferred Stock, Series B	318672300
7.40% Noncumulative Perpetual Monthly Income Preferred Stock, Series C	318672409
7.25% Noncumulative Perpetual Monthly Income Preferred Stock, Series D	318672508
7.00% Noncumulative Perpetual Monthly Income Preferred Stock, Series E	318672607
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Lawrence Odell

Executive Vice President and General Counsel

First BanCorp.

1519 Ponce de León Avenue, Stop 23

Santurce, Puerto Rico 00908

(787) 729-8109

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Linda L. Griggs

Gail A. Pierce

Sean M. Donahue

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

(202) 739-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
File No. N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Incorporated by reference into this filing is the prospectus (the “Prospectus”) contained in Amendment No. 3 to the Form S-4 Registration Statement (File No. 333-185393) (the “Registration Statement”) of First BanCorp. (the “Corporation”) filed for the purpose of an offer by the Corporation to issue newly issued shares of common stock, par value $0.10 per share (“Common Stock”), in exchange (the “Exchange Offer”) for all of the outstanding shares of (i) 7.125% Noncumulative Perpetual Monthly Income Preferred Stock, Series A (“Series A Preferred Stock”), (ii) 8.35% Noncumulative Perpetual Monthly Income Preferred Stock, Series B (“Series B Preferred Stock”), (iii) 7.40% Noncumulative Perpetual Monthly Income Preferred Stock, Series C (“Series C Preferred Stock”), (iv) 7.25% Noncumulative Perpetual Monthly Income Preferred Stock, Series D (“Series D Preferred Stock”), and (v) 7.00% Noncumulative Perpetual Monthly Income Preferred Stock, Series E (“Series E Preferred Stock”) (collectively, “Preferred Stock”). To participate in the Exchange Offer, holders of Preferred Stock must grant a proxy to the individuals appointed by the Corporation as proxies to execute a written consent (“Consent”) in favor of an amendment to delete the text of paragraph 2 of Section F., Voting Rights, of the certificate of designation for each series of Preferred Stock (the “Preferred Stock Amendment”). Paragraph 2 of Section F. permits holders of our Preferred Stock to appoint two additional members to our Board of Directors when the Corporation has not paid dividends in full on the Preferred Stock for 18 monthly dividend periods (whether consecutive or not).

In addition to receiving the Prospectus, holders of Preferred Stock will receive a proxy statement (the “Preferred Stock Proxy Statement”) soliciting their proxy with respect to the Preferred Stock Amendment (the “Preferred Stock Proxy Solicitation”). The Definitive Preferred Stock Proxy Statement is incorporated herein by reference.

Our obligation to issue shares of Common Stock in exchange for shares of Preferred Stock in the Exchange Offer is subject to a number of conditions that must be satisfied or waived, including, among others, that (i) holders of at least two-thirds of the aggregate liquidation preference of the outstanding shares of each series of Preferred Stock and holders of at least a majority of our outstanding shares of Common Stock give their Consent in favor of the Preferred Stock Amendment, (ii) the U.S. Securities and Exchange Commission (the “SEC”) declares effective the Registration Statement, and (iii) there is no change or development (affecting our business or otherwise) that in our reasonable judgment may materially reduce the anticipated benefits to us of the Exchange Offer or that has had, or could reasonably be expected to have, a material adverse effect on us or our businesses, financial condition, operations or prospects.

The tender offer described in the Prospectus has not yet commenced. At the time the Exchange Offer commences, the Corporation will provide holders of Preferred Stock with written materials explaining the precise terms and timing of the Exchange Offer. Holders of Preferred Stock should read these written materials carefully when they become available because they will contain important information about the Exchange Offer. The Corporation will also file these written materials with the SEC as part of a tender offer statement upon the commencement of the Exchange Offer. Holders of Preferred Stock will be able to obtain additional copies of these written materials and other documents filed by the Corporation with the SEC free of charge from either the SEC’s website at www.sec.gov or by written request to First BanCorp., Attention: Lawrence Odell, Secretary, P.O. Box 9146, San Juan, Puerto Rico, 00908-0146.

This tender offer statement on Schedule TO does not constitute an offer of any securities for sale. Holders of Preferred Stock are urged to read the Prospectus and the Preferred Stock Proxy Statement when they become available because they will contain important information about the Exchange Offer and Preferred Stock Proxy Solicitation before making any voting or investment decision with respect to the Exchange Offer and Preferred Stock Proxy Solicitation.

Item 12.	Exhibits.

Exhibit Number	Exhibit Name

99.1	Prospectus (incorporated by reference from Amendment No. 3 to the Form S-4 (Registration No. 333-185393), filed on February 14, 2013).

99.2	Definitive Preferred Stock Proxy Statement (incorporated by reference from the Schedule 14A, filed on February 14, 2013).

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